Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846
Cautionary Statement Regarding Forward-Looking Statements
In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which ProLogis and AMB operate and beliefs of and assumptions made by ProLogis management and AMB management, involve uncertainties that could significantly affect the financial results of ProLogis or AMB or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving ProLogis and AMB, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of real estate investment trust status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (x) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by ProLogis and AMB from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither ProLogis nor AMB undertakes any duty to update any forward-looking statements appearing in this document.
Additional Information about the Proposed Transaction and Where to Find It:
In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690. Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.
AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010. You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
AMB-ProLogis Merger Conference Call
Moderator: Melissa Marsden
January 31, 2011
8:30 a.m. EST

Operator:	Good morning, my name is (Steve) and I will be your conference operator today. At this time, I would like to welcome everyone to the AMB and ProLogis merger conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks there will be a question and answer session. If you’d like to ask a question during that time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

I’ll now turn the call over to Melissa Marsden. Please, go ahead.

Melissa Marsden:	Thank you, (Steve). Good morning, everyone, welcome to the AMB ProLogis merger conference call. If you’ve not yet received a notification with the link to the materials related to the call, they are available on both company’s websites.

This morning we’ll hear from Walt Rakowich, ProLogis’s CEO and Hamid Moghadam, AMB’s CEO who will discuss the transaction benefits.

Additionally, we are joined today by Tom Olinger, AMB’s CFO and Bill Sullivan, ProLogis’s CFO and Tracy Ward, Vice President of Investor Relations and Corporate Communications for AMB will join us for Q&A.

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

During this call, we may make forward looking statements within the meaning of the private securities litigation reform act. These statements are based on current expectations and involve uncertainties that could significantly affect the financial results of ProLogis or AMB or the combined company.

Some of the facts that may affect outcomes and results are discussed in SEC filings made by ProLogis and AMB including their respective most recently filed reports on form 10K and 10Q.

Neither ProLogis nor AMB undertakes any duty to update any forward looking statements made during this call.

Investors are urged to read the joint proxy statement prospectus with respect to the proposed transaction and other relevant documents filed with the SEC if and when they become available because they will contain important information. You may obtain a free copy of such documents if and when they become available at the SEC’s website at www.SEC.gov or from the website or investor relations department of either ProLogis or AMB.

And, as is both company’s custom, we will ask you to please limit yourself to one question at a time.

Hamid, would you please begin?

Hamid Moghadam:	Thank you, Melissa. And good morning, everyone. I’m very excited to be here with Walt this morning to go through the rationale for the merger that we put together. I think what’s unique about this company is that it’s a leader in the world of industrial real estate across many dimensions and now I’m reading off of page four of the presentation material. That part of the transaction is pretty obvious. What may be less obvious is that we’re building the best customer franchise in the real estate industry. We are the only industrial real estate player who’s going to be active on four continents. We’re clearly the leading industrial developer around the globe and we have a leading investment management franchise.

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

What’s most exciting about this transaction is that we’re going to be able to put the two best talents in the organization and I think, together, we can build a great vision for this company going forward.

Turning to page five, let me give you a brief overview of the transaction. This is obviously a 100 percent stock merger of equals. Each of ProLogis’s shares will be converted into 0.4464 shares of AMB. The purpose for choosing this structure is to preserve the UPREIT structure that AMB has today. That will enable us to grow the company and have — provide very good acquisition currency to tax sensitive contributors.

The company’s name will be ProLogis and we will trade under the ticker symbol PLD.

Roughly 40 percent of the ownership is represented by AMB shareholders and 60 percent by the former ProLogis shareholders.

The corporate headquarters will be in San Francisco, but we will have a very significant presence in Denver with global operational headquarters located in Denver.

The annual synergies, based on some detailed work that we’ve done over the last couple of weeks, will run at about $80 million a year. It will take us two years to hit that level. So we expect to be there towards the second half of 2012.

And our closing is scheduled for the second quarter of 2011. Walt?

Walt Rakowich:	Thanks, Hamid. Let me spend a minute or two touching on the leadership team on page six.

First of all, Hamid and I will be co-CEO’s through 2012. Hamid will spend the majority of his time focused on strategy, vision and the private capital business. I will devote more of my time to the integration of the companies and to our overall operations.

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

After year end 2012, I will retire, and Hamid will be the sole CEO of the company.

The same applies for both Bill Sullivan and Tom Olinger. Bill will be the company’s CFO, and Tom and I will be working closely together through 2012 on the overall integration of the company.

Let me also hit a few of the other management team. First of all Mike Curless will be the Chief Investment Officer of the company. Mike had recently replaced, I think as many of you know, Ted Antenucci. Mike will move to San Francisco and become the key — again, become the company’s CIO there.

Guy Jaquier will be in San Francisco leading our private capital business.

Gary Anderson, who had previously run our, ProLogis’, European operation will be the CEO of Europe and Asia and will operate out of Denver Colorado.

Gene Reilly will remain the CEO of the Americas, the job that he had for AMB, and he will move to Denver, Colorado.

Ed Nekritz, ProLogis’ Chief Legal Counsel will be the company’s Chief Legal Officer and General Counsel, and Ed will remain in Denver, Colorado.

And Nancy Hemmenway, AMB’s current Chief HR Director will be the company’s Chief HR Officer and will be so for the combined company in San Francisco.

The board will comprise six ProLogis members and five AMB board members. Hamid will be Chairman of the Board, I will be Chairman of the Executive Committee. And Bud Lyons, who many of you know from ProLogis’s board will be the lead independent director.

Let me just say on this chart, before we move to the next, we have spent a lot of time thinking about this leadership team and this is an incredible group of talented real estate professionals.

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

I’d also like to note that we’ve already gone several layers beyond this group in planning for the integration, and we believe that we’re a very much ahead of the curve in terms of the overall implementation.

Let’s go to the next page on seven, there’s some compelling benefits to this combination. First, we will have a world-class platform with complementary businesses in North America, Europe, Japan, but also China and Brazil operating on four continents. So the offerings that we expect to give to our customers, our repeat multinational customers, will be second to none.

We will also have a vibrant combined private capital franchise. We’re going to be in a great position to offer our private capital partners a wide range of industrial funds both geographically and from a risk return perspective.

We expect to have improved combined costs to capital. This will be large diverse global business and our unsecured credit will be among the most liquid in the industry.

And finally, we will see organizational synergies that Hamid spoke of earlier. We expect that there will be duplicative gross G&A savings of approximately $80 million a year, or 19 cents per combined company share.

Moving on to page eight, in terms of our reach, the company — the combined company will own and manage approximately 600 million square feet of space, making it one of the largest, if not the largest property company by square feet in the world.

In addition to that, the total value of the combined assets under management will be approximately $46 billion, of which roughly $20 billion will be wholly owned and $26 billion will be in our funds.

On page nine, the company will operate on four continents, and frankly, in all of the key markets around the world. Importantly, those markets that we will be in represent roughly 78 percent of the world GDP and an even greater percent of the overall world growth.

Let me turn it back over to Hamid.

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

Hamid Moghadam:	Thanks, Walt. Obviously customers are the key reason and the main strategic rationale for doing this deal. We have a very diversified customer base, the largest are shown on this chart on page 10. The largest customer, DHL will be less than 2.6 percent of our overall rent. So no exposure to any particular industry or any particular customer, although we’ll have significant presence and dialogue with these customers.

I think what’s most exciting about this opportunity is that it really takes our discussions with our customers from a vendor/vendee relationship to strategic dialogue, and I think we can service the needs of our customers better than we could individually.

Turning over to the next page, page 11, we have a pretty significant development platform here. Obviously today — we have about $750 million worth of development under way, although in 2011 we expect the combined companies to be doing about one and a half billon dollars of development, pretty evenly divided actually between the Americas, Europe and Asia.

In terms of a more steady state volume of development, we think this company year in and year out can do about two and a half billions dollars of development on a run rate basis. Our strategy that Walt and I have discussed will be a combination of doing these in funds and emerging markets and much of it on balance sheet and holding our developments and over time, upgrading the quality of the portfolio with the newer properties and then recycling some of the older properties to make sure that we have an appropriately aged portfolio.

Turning to page 12, this will be a very significant investment management business with about $26 billion of assets together and you can see that our funds will be in all major continents. As you’ve heard on the AMB side recently, we’re in the process of forming new funds around the world, and we expected that activity to continue.

So this will be a very dynamic business for us. I think between the two customer lists we have the highest quality global investors in our investor base

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

and this was going to be a very strategic business for us. Guy Jaquier would be leading our investment management business.

Walt?

Walt Rakowich:	Thanks, Hamid. On page 13, the combination also provides us with a very, very strong balance sheet with an equity market cap combined of a little over $14 billion and a total market capitalization of roughly $24 billion after the combination.

I think it’s important to note that our combined debt to 2010 pro forma EBITDA actually improves to 7.3 times, which is better than each one of our individual metrics, and that’s due to the organizational synergies that we bring together that fall directly to the bottom line.

And the other thing to note is that our debt as a percentage of gross book value and our debt as a percentage of total market cap is in the low 40 percent range, post transaction.

On the next page, 14, the combined company will also have a well staggered debt maturity schedule. I think it’s important to just look back over the last two years, both AMB and ProLogis have very much focused a lot of time on fixing our maturity profile with very little maturities frankly left in 2011. So after the merger is complete, we’re going to combine our global lines of credit together, and we will look to extend that particular maturity in 2012 out into the future. But right now, we’re very, very happy with the staggered debt maturity schedule that we have in putting these companies together.

And on page 15, we expect to see substantial G&A synergies in bringing these two companies together, along the lines of approximately 20 percent of our combined gross G&A.

The operating synergies are expected to be roughly $65 million per year and these synergies are going to be achieved in all areas of the world, pretty much, including our corporate headquarters. But we also expect to see approximately $15 million a year in synergies from what we call corporate infrastructure costs, basically the costs of running two public companies

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

versus running one public company. So in total, we expect the savings run rate to be approximately $80 million a year, and we believe that we will achieve roughly 50 percent of that by the end of 2011 and the balance of that no later than the end of 2012.

Let me turn it over to Hamid to wrap up.

Hamid Moghadam:	Thank you, Walt. What makes this merger so exciting to me is that when we first sat down to talk about this and we described well what is the strategic rationale for this, that was a very brief conversation because Walt and I were exactly on the same page with respect to why this deal makes so much sense. And interestingly, as we talked about the strategy of the business going forward, again that was a very quick conversation because we have complete alignment on what we needed to do.

So let me go through that. Number one, we need to align our portfolios with our strategies and our needs of our key customers. That will probably mean that we will exit some markets that are not strategic to our business. That capital would be freed up to complete our development pipeline and build our presence in markets that are core to our strategy.

Number two, we’re both focused on enhancing asset utilization. That means completing the lease up of our development projects and moving up the occupancy of the operating portfolio back up to the more stabilized levels that we’ve enjoyed across the cycle in the mid 90 percent range.

Third, we’re going to grow our business by monetizing the land bank through development and land sales. We have the private capital ventures in place and as I mentioned, we have the — we will generate capital from selling out of non core markets. So we have the resources to be able to monetize our land and most importantly meet the needs of our customers.

Next, we’re going to continue to grow our world class investment management platform. This is a core business to the new ProLogis, as this has been to each one of our individual companies. And we’re very excited about the range of products and geographies that we can offer our private capital investors.

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

One of the things that Walt and I are committed to build here, and there’s unanimous agreement to this, is that the balance sheet of the new company will end up being even stronger than the balance sheet of the individual companies. That will take some time, but we intend to be a top tier company with respect to quality and strength of balance sheet.

And finally, we’re committed to having the most effective, efficient and energized organization in the industry. This is not about being big, this is about being the best, being agile, being able to make decisions quickly and really moving forward to take advantage of the tremendous opportunities that this market offers us at this inflection point.

With that, let me stop and open it up to your questions.

Operator:	At this time, I would like to remind everyone, if you would like to ask a question, please do so by pressing star then the number one on your telephone keypad. And your first question comes from the line of Jeff Spector from the Bank of America. Your line is open.

Jeff Spector:	Great, thank you. Question for Walt — I guess, Walt, can you just talk to us a little about some of the other options you considered besides the equal merger with AMB?

Walt Rakowich:	Jeff, I — first of all, this is a unique deal. This is a merger of equals. The — you know specific to your question, the options considered, the company itself was, I think, in a lot better shape than it was two years ago. I think the balance sheet had gotten a lot better, and frankly both AMB and ProLogis were running good strong businesses. But it made sense to us, when we stepped back, and we began looking to putting the companies together and aligning our portfolios and just basically having much better customer offering. This deal was unique. It wasn’t as if this deal was on the table and there were a number of other deals to even think about. Frankly, this deal in and of itself made sense and I think as we move forward, we’re just not going to see this type of opportunity unless we combine with AMB.

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

Hamid Moghadam:	Now, if I may add a few words to that, completely agreed with what Walt said. This is not a financial only transaction. I mean people can run the numbers and figure out the synergies and if that’s all we were doing here, frankly it wouldn’t be that exciting to any of us. I think the real opportunity here is to work on multiple dimensions. Obviously there’ll be synergies and because those are quantifiable, that tends to be what people focus on. But in terms of what we can accomplish on cost to capital, most importantly, what we can accomplish with our customers going forward, between the customer base, the land base and the capital, I think we just got a combination here that’s unique and can’t be replicated in any other transactions.

Walt Rakowich:	Or any other options, quite frankly, Jeff.

Operator:	Your next question comes from the line of Ki Bin Kim from Macquarie, your line is open.

Ki Bin Kim:	Thank you. So if you could take you know a few seconds talking about the — maybe the revenue side of the equation? I mean the industrial market is very fragmented, but where do you see in specific markets where let’s say you control the dominant share of at least the high quality assets where you could get some revenue outside, from just being the dominant player?

Walt Rakowich:	Well, you know Ki Bin, I would just say that I can’t tell you the number of times that customers have said to us in the course of the last two years, hey can you build us a building in Brazil. Or customers have said to us, hey you know would like to have you build us a building in China. And unfortunately with us not being there, you know those conversations don’t progress any further. And so I think putting together AMB’s customer base and ours, and frankly, there is overlap, but there are also customers that AMB is not doing business with and vice versa, and taking those synergies together and being in markets that represent roughly 80 percent of the global GDP in being able to serve those customers in those markets when each of us individually may not have been able to do it in the past, I think is a huge win. It’s something that we’re looking forward to.

Hamid, I don’t know if you want to add to that?

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

Hamid Moghadam:	The only thing that I would say is that this is a big business and even though we’re putting together a pretty substantial platform, we’re not kidding ourselves, we’re not going to be dominant in anything. I think we’re still going to have to be really scrappy. We have to work hard, and we’ve got to fight for every piece of customer business that we get. But I’m optimistic we got the people and the resources to do that.

Walt Rakowich:	And I’d add one other thing to that, and that is you know Ki Bin, we’ve been looking to chew through our land bank, as you know, and I think that we have a better opportunity together, taking our development business to the next level, to more rapidly chew through that land bank in the foreseeable future. Those are the sorts of revenue opportunities that we see.

Operator:	Your next question comes from the line of Steve Sakwa from ISI Group, your line is open.

Steve Sakwa:	Thank you. Just a couple of questions. I guess, Walt, you’ve talked about you know an NAV for the company that was kind of mid to high teens, you know as little as maybe six months ago. I’m just wondering how you guys thought about the merger of equals and did you guys look at this sort of on a real estate basis to come to that conclusion or were there any other issues like real estate taxes in California that it might have played a role?

And then secondly, can you just talk a little bit about some of the transaction costs that might be incurred? Whether they be legal, professional fees, and then are there any kind of change of control provisions that trigger, you know I guess accelerated vesting of stock on either company?

Walt Rakowich:	Yes, Steve, let me — I’ll — let me take the first part of it, and then we can have either Bill or others talk about the transaction costs, but you know Steve, the market in my mind had spoken. Irrespective of what Hamid thinks his NAV is, which by the way he thinks his stock was trading at a discount to his NAV as well. But you know if you really look at the market and where the stocks have recently traded and you can look over a number of different time frames, not to mention the fact that the day that we put out the announcement, you can look at — point to that day as well. And the stocks have traded remarkably

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

similar, certainly over the last call it 30 to 60 days, and when the market speaks, the market speaks. And so I believe that the ratio that we came to is representative of the market. And this is a no premium deal, it’s a merger of equals. We have a best athlete’s policy throughout this company, and we’re going to take the best of the best and make the company better.

And so, from the perspective of you know who’s NAV is lower, higher, blah, blah, blah, I mean the fact of the matter is the market is spoken and we’ve valued the business — the combined businesses on the way that the market has told us to value it.

And then as for the transaction costs, Bill?

Bill Sullivan:	Yes, Steve, our estimate — our current estimate is probably somewhere around $150 million gross and that would be you know comprised — big picture, call it $50 to 60 million of transaction costs, including the bankers, the lawyers, et cetera. Probably $15 to 20 million of transfer taxes. Another $60 million plus or minus to achieve the synergies that we’re looking forward to in this and then there are some other things from the capital markets perspective with the banks and the bond holders that we may pursue that might add another, call it $10 to 20 million you know before it’s all said and done. So those are the — those are the buckets, sort of big picture on the transaction costs.

Hamid Moghadam:	I think, Steve, you asked also about change of control provisions, those are not substantial. They actually legally, because 60 percent of the equity is coming from ProLogis, it does trigger a change of control on the AMB side but most of the executives have — actually all of the executives have waived that change of control provision and they’re going to be continuing in the new company. So that’s not material. Obviously we’ll have pretty significant severance costs in the number that Bill discussed.

Operator:	Your next question comes from the line of Michael Bilerman from Citi. Your line is open.

Michael Bilerman:	Yes, good morning. Just question for Walt. Walt, I guess you know as you sort of explained the no premium type deal and I guess if you step back from it, you know any time you got a merger, someone is effectively selling

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

the company. So, in this case someone is selling for no premium. And I guess how did you step back and sort of think about that and just walk us through when you sort of had the initial conversation with AMB about this transaction and how it transpired and then also, whether there’s a break up free and how much that is and is it triggered on both sides of both AMB and PLD?

Walt Rakowich:	Well, first of all, Michael, unfortunately we can’t speak to things that will be in the proxy, like the breakup fee and like when Hamid and I started to talk about it. So you know that will all be coming out in the very near future, so I can’t speak to that. But I can say that you know as you step back and you think about the whole thing, you know candidly, it’s got to work for both parties and I thought a lot about the board, I thought a lot about the name of the company and I thought a lot about the leadership of the company. Obviously you can’t have two CEOs forever. I thought a lot — I thought some bit about my timeframe and I thought that frankly from my perspective, if I had to pick somebody to run what I believe to be a stronger combined company, I couldn’t think of anybody better than Hamid, who was my competitor on one hand, but on the other hand, understood the industrial business better than anybody else out there did. And so I looked at this as a real opportunity to put these companies together and create combined wealth for both shareholders through synergies and through customer relationships and through platforms and footprints. If you think about that, if you step back from it and you say OK, what is the best thing to do for our shareholders, what is the best thing to do overall? I’m sure Hamid thought for his shareholders. I don’t think there’s a better match than to put these companies together.

Yes, it has to be balanced. Yes, the board has to be balanced. Obviously there’s another board member from ProLogis than their’s. So all these things go into it and I feel like we really reached a balanced solution that ultimately creates value for shareholders.

Tom Olinger:	And Michael, the merger agreement will be on file by the end of the day today, and that will have information in it, including the breakup fee. On both sides.

Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

Operator:	Your next question comes from the line of Brendan Maiorana from Wells Fargo. Your line is open.

Brendan Maiorana:	Thanks, good morning. I had a question I guess you know maybe both for Hamid and Walt. You guys have kind of talked in the past a lot about how you feel like you’re at the cusp of some pretty good growth potential just with the recovery in the industrial market and then the recovery in your businesses as well. And as you look kind of beyond the initial savings and maybe some of the initial tenant synergies that you get, do you think that the growth potential of the combined entity on a percentage basis is going to be in line with what you would believe your growth percentage would be, both from an individual basis and I guess just maybe for Hamid, I’m looking back to your — to the investor day that you had in September and I think you had a 14 percent you know long term growth earnings growth potential that you included there. So just wondering if you think long term the combined entity will be able to grow at that level.

Hamid Moghadam:	Sure, I think all this does is supercharge our growth, because obviously the synergies and the pickup in cost of capital over time over what we would have achieved individually is all going to drop to the bottom line and drive growth.

But if your question is specific as to a rental profile or expected rental profile, I think increasingly the strategies of the two companies have gotten closer together over time. I mean if you look back 10 years ago, ProLogis was in many more markets than AMB and we started the idea of focusing our portfolio on the core hub and gateway markets. I think they’ve been engaged with the same kind of initiative over the last year or two, they sold a fair amount of properties in lower growth markets. So I think as we align our portfolio with our strategy of being active in these major markets the growth profile of the two portfolios are going to be very, very similar and all of that will get super charged by lower costs of capital and savings in G&A. So I am very excited about the growth prospects. I think they will be greater than they would have been on a stand alone basis.

Operator:	Your next question comes from the line of Mark Streeter from JP Morgan. Your line is open.

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Mark Streeter:	Great. Good morning, everyone. Thanks. Just a couple questions on the credit side. I’m wondering if you can address what’s going to happen to the individual bonds at the company and whether or not you’ll try to align covenants or have a common borrowing structure or any sort of color you can give us on that and then just any comments on your conversations with the rating agencies and S&P specifically? Thanks.

Bill Sullivan:	Not sure why you picked out S&P but let me address that. The — we’re going to do a lot of work relative to the bonds, you know the structuring of the deal is one that we’ve looked at from you know 16 different directions and ultimately I guess it’s our hope and intent that we would meld the various activities together to the bonds. You know in an ideal world you’d always like to end up with sort of one indenture and one sort of covenants, et cetera. And we’re going to be focusing intently over the next three months on the types of things that we would like to do and want to do in order to make this a very attractive place for bond investors as well as the equity investors.

And so, a lot of that work, Mark, candidly it’s been identified, it’s been focused on but the next two or three months you know we’ll spend an incredible amount of time on it. We’re starting that activity today. We’re going to have a bank meeting later this morning with some of our key lenders, and we’re going to meet with all three of the rating agencies later today and chat about the opportunities and the benefits of coming together. So all I’d say is stay tuned and we’ll address that as we move forward on the integration.

Operator:	Your next question comes from the line of Sloan Bohlen from Goldman Sachs. Your line is open.

Sloan Bohlen:	Hi, good morning. Just maybe a two part question on Hamid’s comments about portfolio management going forward. Can we still expect that the company’s going to be sort of driven towards a port driven strategy or as you think about selling assets is it going to look a lot like what maybe ProLogis had laid out for its future plans? Maybe just some color there.

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And then second, just with regard to the two and a half billion dollars of development longer term, do you expect to do that on kind of a leveraged neutral basis or basically trying to size what amount of assets you’d need to sell in order to fund that type of activity?

Hamid Moghadam:	OK, the second one is real easy because we’re actually going to do it on a leverage reducing basis over a time.

As I mentioned to you, one of the major goals is to have one of the top three or four balance sheets in the REIT business. So the net direction on leverage is going to be down, and we’re going to do that through asset sales and all that.

We also are going to have a higher component of our development business in funds which means that for the same amount of capital that we were devoting to development, certainly on the AMB side, we can now do a lot more development or conversely use less capital, balance sheet capital to do same amount of development that the market allows us. So that’s a real easy one.

With respect to portfolio strategy, I think we use different words. We’ve used hub and gateway historically. I think Walt and his team are talking about major logistics corridors. I think they’re very, very similar ideas, and I think when we sat down and actually went through the granular list of the markets that we want to be in, we had no disagreement whatsoever, not even around the edges. So I think we’ve got a pretty clear picture of where we want to go in terms of the markets, where we’ve actually been in this business long enough, the two of us, probably combined 50 years, I hate to admit it, but we figured out what markets you can make money in and what markets is debt capital and we’re certainly focused on being in the former group of market.

And — but that will take some time. I mean that’s not going to happen overnight, we’re not going to fire sale anything, we’re going to be strategic and thoughtful and match the needs and resources together. But if you sort of look at the picture three, four years out, I think our presence in those secondary and tertiary markets will be down to probably nothing.

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Operator:	Your next question comes from the line of Sri Nagarajan from FBR Capital Markets. Your line is open.

Sri Nagarajan:	Thank you. Question has to do more with the fund business. Obviously the — both the AMB and ProLogis model is in terms of maximizing returns of shareholders through development joint ventures as well as joint ventures in general. What has been the reaction, if you can share with us, the reaction of your institutional joint venture partners, number one. And number two, as you look forward, Hamid, in terms of the combined entity do you see U.S. fund rolling up ahead of 2013 in terms of U.S. U.S. fund formation — new U.S. fund formation? Thanks.

Hamid Moghadam:	OK, I don’t know what the reaction of our fund investors will be because we haven’t had an opportunity to talk to them yet, but I can guess that this will be very positively received because you know in terms of what we can provide to them as a combined company it just — it’s unparallel. So, we’re feeling very excited. We can’t wait to get out on the road and talk to our private fund investors actually in that regard.

So, we’re very excited about that. With respect to fund formation in the U.S., as you know, AMB’s fund priorities were Brazil, which we done, Europe, which we’re in the process of getting done, and then China, which we’re well under way of getting that one done. I think all our platforms around the world are well capitalized right now and the focus is not going to be on new fund formation in the immediate term, it’s going to be just executing on the ones that we’ve talked about.

Walt Rakowich:	Yes, and I would add to that Sri that as it relates to the U.S., you know ProLogis had a pretty well articulated strategy to basically sell down in some of the core markets — or non core markets, and recycle capital into a more core markets over time, and so that strategy is alive and well as it relates to the combined company.

We will be developing hopefully over time in the United States. We see some great things happening today. Absorption was up three consecutive quarters last year. Our customers are talking expansion, and we want to be able to

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meet that expansion need, but we also have capital that we’d like to recycle out of the disposition market, the capital markets, I should say, are alive and well and we think that will be a vibrant ability for us to recycle out of some of those, if you will, secondary, tertiary markets and take that capital and put it into new development in the United States. So I think that strategy continues to move on as it relates to the merged company.

Operator:	Your next question comes from the line of James Feldman from Bank of America Merrill Lynch. Your line is open.

James Feldman:	Thank you. Could you talk a little bit more about the decision to have the operating headquarters in Denver and the corporate headquarters in San Francisco and maybe some of the unique aspects of your business that you think will make that successful?

Hamid Moghadam:	Well, let me take a stab at it.

Walt Rakowich:	Sure, go ahead.

Hamid Moghadam:	I think Walt and I talked about this and you know we’re going to have a huge presence in Denver going forward. Frankly, a lot of really talented people that are on the ProLogis side already live in Denver,and Denver is actually a lower cost and in many ways, more accessible location, being more central than San Francisco, certainly for servicing the U.S. So we expect to continue that presence over there.

In terms of the global headquarters, I guess long term global headquarters is where the CEO is and where the CFO is so once we made that decision in terms of long term leadership, it made sense for the global headquarters to be in San Francisco.

But rest assured that the synergies of both organizations are going to be proportional, more or less, from the two places. There’s no winner or loser in this. I think the shareholders and the customers are the winners and both — both our locations are going to be very significant in scale.

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Operator:	Your next question comes from the line of Jim Sullivan with Cowen Group. Your line is open.

Jim Sullivan:	OK, good morning and congratulations, guys.

Hamid Moghadam:	Thanks, Jim.

Jim Sullivan:	Quick question on the G&A savings. Number one, do you have a number for the actual headcount reduction and related to that, will there be any offices being closed, any regional offices either in the Americas or Europe being closed?

Walt Rakowich:	Well, let me just say, Jim, we — I think at this point in time, to speak about headcount reduction is not — we’re not prepared to do that. But I will say this, if you look at AMB’s G&A and ProLogis’ G&A together, it’s about $400 million. So the G&A savings that we expect is roughly 80 million, or call it 20 percent of the 400 million. And so you know I guess the way of categorizing it would be to say if you look at the combined, we expect roughly 20 percent savings.

Now, needless to say, the people aspect of the business is probably 65 to 70 percent of our overall G&A costs. So will that be exactly proportional? Hard to say, but I think you can probably think about that in terms of a rough proxy.

And was there a second part of the question as well?

Tom Olinger:	Regional offices.

Walt Rakowich:	Regional offices. Really, regional offices, I think what we’re going to find is that AMB has an office in a city, ProLogis has an office in a city and there’s no reason to have two offices in the same city. So what we will do is not as much close offices — our close out of cities except perhaps in some of the tertiary markets over time potentially. But really, we’ll end up closing one of the two offices and consolidating the operations together. And it is in that aspect of the G&A savings that you know we will certainly see savings coming from that.

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Operator:	Your next question comes from the line of John Guinee from Stifel Nicolaus. Your line is open.

John Guinee:	Hello, John Guinee here, thanks you. Guys, you know basic math is that you can’t grow — if you can’t grow your core portfolio rental rates all of your accretion has to come from development or acquisition and now you’ve got a big denominator in $14 billion of equity. Talk a little bit about — with the — you know the last quarter was 10 percent rent roll downs and you’ve got about 13, 14 percent of your portfolios rolling every year. How long until you can get to break even on the core portfolio? I.e. no more rent roll downs? And then how does the math work to generate earnings growth when you’ve got a $14 billion equity base?

Hamid Moghadam:	Hey, John, this is Hamid. You’re absolutely right. I think everything else is — pales in comparison with the opportunity to grow rents in the core portfolio and I guess that’s what makes it so exciting to me. I think the industrial sector has gotten beaten up pretty badly with respect to rents. Rents in many of our markets are where they were in the 80s. So — and I think discount to replacement costs, as you’ve heard us talk about, in particularly at our investor day is substantial. So I’m very confident about the next three or four years in terms of spot market rent growth in the industrial sector.

How it rolls through the portfolio and how it’s realized and translates into actual FFO, the transmission mechanism is a little bit slower because of leases, but we think — as we’ve guided, we’re flat to positive in terms of same store NOI in 2011 and we think the majority of that rent roll is going to start kicking in in a big way in 2012. We’ve already seen it.

If I were going to do our investor presentation again today versus last September, I would say I would be even more excited about the prospects for rental growth because with the inventory rebound, these — this space overhang is burning off pretty quickly. So that’s very exciting to us.

Once we hit sort of stabilized replacement cost rents, then we’re subject to the forces of the marketplace in terms of supply and demand. That gets a little harder to predict five years out. But that’s when they G&A savings will kick

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in, that’s where the cost of capital savings will kick in. so I think this company actually, because of the sector that it’s going to be in and also because of these other advantages is going to have a better growth profile than most. But time will tell.

Operator:	Your next question comes from the line of David Harris from Gleacher and Company. Your line is open.

David Harris:	Yes, good morning. I wonder if you could talk about potential write downs and impairments over and above the numbers that have already been announced.

Bill Sullivan:	You know what, we’re going to both have our earnings calls on Thursday of this week and so we’d really like to sort of focus today’s call on the benefits and the activities of the merger, but we’ll discuss the impairments and other items in detail on our earnings call on Thursday.

Walt Rakowich:	I think David may be saying related to the deal would there be any additional write downs? At least that’s my understanding?

Bill Sullivan:	Well, related to the deal, you know at the end of the day we’ll go through the purchase accounting.

Walt Rakowich:	Right.

Bill Sullivan:	Activities and you know the purchase accounting is a complicated deal. You know ProLogis will be the accounting acquiror and AMB will be the accounting acquiree, and so from that standpoint we’ll be valuing all of the AMB assets and liabilities and you’re going to have movements plus and minus throughout that, but you know on a first brush basis, it looks pretty good. But all of that purchase accounting actually sort of gets set at the closing. So, it’s an unknown until then.

Walt Rakowich:	Hopefully that answers your question, David.

Operator:	Your next question comes from the line of Tom Chiksilo from Bank of America Merrill Lynch. Your line is open.

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Tom Chiksilo:	Yes, I mean I had a couple corporate structure kind of questions, but Streeter already asked it and it sounds like nothings been settled yet.

You guys do have converts outstanding at both entities AMB and PLD as well, convertible notes. Can you talk about what you have to do for that?

Bill Sullivan:	Well, there’s no converts at AMB. And we have converts in those — you know the prices on those converts will be adjusted to reflect the economics of the merger and they will become convertible into the new ProLogis shares.

Operator:	Your next question comes from the line of Thomas Mitchell with Miller Tabak. Your line is open.

Thomas Mitchell:	Yes, this is sort of a step back perspective question. Only a few years ago ProLogis had over $4 billion in development. I think the backlog at one point got up to around $8 billion. Have we sort of permanently seen the credit markets and the capital markets in general put enough of a limitation on the leverage used for development that the $2.5 billion number you put for the combined company is a — is closer to the limit today than it was let’s say in 2007?

Walt Rakowich:	Yes, Tom, that’s a great question and I’d say — let me just answer it by saying if you looked at the $4 billion of development that we did in you know 2007/2008, roughly a billion dollars of that was build-to-suit and you know three quarters of it was speculative in nature. I think as we look at the business today, we’re not thinking that three quarters of the two and a half billion dollars is going to be speculative development, we’re seeing that at a much higher percentage of build-to-suit and moving forward on a combined basis, I think you’ll see just simply a lot less speculative type development.

In addition to that, ProLogis was probably developing in a number of markets that the combined company will not be developing in. We will be developing of course in Brazil and China, but I think the focus is going to be much more towards core markets as we defined them as logistics corridors today, but as the combined company defines them, very, very large markets. And so I think we will be doing less development, but more prudent development as a company moving forward and we certainly have the balance sheet to do that.

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And so I’d say that would be the big difference between where the market was and where we are today.

Bill Sullivan:	Yes, I’d just — let me add to that, I think there — both companies coming out of the last couple of years have a great focus on the level of at risk assets that we’ll tolerate on the balance sheet. And for us, combined, I think that’s going to be some key measures going forward in terms of just how much land we hold long term to fuel the development activity and how much speculative risk will we tolerate at any one point in time. But those are measures that we’re both focused on in order to make sure that we pursue the opportunities and there are going to be great opportunities, but we do it in a risk adjusted manner.

Operator:	Your next question comes from the line of Michael Bilerman with Citi, your line is open.

Michael Bilerman:	Yes, I just wanted to come back on the impairments. Bill you talk — you know obviously at the end of the year you’d put out some numbers, $840 million of impairments. The pages today have $1,146 million and I’m just curious how much of that was driven by the negotiations that you were having with AMB and AMB’s view of the valuation of those assets and why there wasn’t a reciprocal announcement by AMB on the value of its assets.

Bill Sullivan:	OK, first of all, Michael, I think if you went back to the September press release and you sort of added up the pieces and parts of the impairments, it actually would have gotten closer to $950 to a little over a billion dollars in terms of what we identified. But secondly, we communicated at that point, that that level of impairments did not include any potential write off of good will. And that the goodwill analysis was still under evaluation et cetera.

And so a part and parcel of what you’ll see is in fact some write off of good will.

I can tell you emphatically that the discussions and conversations with AMB had zero input or impact on the level of impairments that we’re going to take. That activity you know really was fueled out of our strategic investor — or

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Pursuant to Rule 425 under the Securities Act of 1933
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strategic planning session going back into the fall of last year and what we were going to do et cetera.

So I think the level — absolute level of impairments is more than right in line with where we thought about it you know a month and a half ago or so. And there was no input or discussion about that as it relates to these discussions.

Tom Olinger:	And Michael, this is Tom. There was no impact at all of the discussions on our balance sheet and the impairment on our side.

Michael Bilerman:	And then, was there anything on change of control with any of the funds or PEPR that we need to be mindful of in terms of the transaction?

Bill Sullivan:	No, the — you know and again, we’ll get much more into this as we put out the various documents, et cetera. But the consents, et cetera that are required were taken into account relative to the overall structure and I think we’re in pretty good shape.

Operator:	Your next question comes from the line of Steve Sakwa from ISI Group. Your line is open.

Steve Sakwa:	Yes, thanks. I just wanted to follow up on the $80 million cost savings. I think it might have been Walt who referenced kind of an overall G&A number of 400 million, but I think if you look at the models, you know there’s a far — a smaller number than that running through the actual income statement you know from an FFO perspective. So how much of that 80 will actually drop to the bottom line and how much of that 80 do you think relates to development activity that might currently be capitalized and therefore we won’t see the benefit in FFO?

Tom Olinger:	Steve, this is Tom. What Walt was referencing, the roughly $400 million was gross G&A and so the $80 million is an estimate off of gross G&A. So as to what falls to the bottom line, I think a lot, if not most of the $80 will fall to the bottom line. When you look at our relative levels of development between the individual companies and in total, they’re relatively consistent so I would suspect and expect that we would have similar levels of capitalization. Whether we were doing $2.5 billion on our own or PLD was. So as a

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combined company, I wouldn’t expect anything different. So I think most of the $80 should follow the bottom line.

Operator:	Your next question comes from the line of Steve Benyik from Jefferies, your line is open.

Steve Benyik:	Hey, thanks very much. I was hoping actually two questions, first, could you guys quantify the dollar value of potential dispositions over the next 12 to 24 months and whether the combined entity can be more patient in achieving value for those potential sales.

And then second, related to the land bank, particularly in Asia. So on the $2.5 billion number, you know it looks like $875 million of annual future development would come from Asia. Can you talk about how well positioned the company is to pursue the level of development and how much capital may need to be allocated to still purchase land there?

Bill Sullivan:	I was listening to the second part — what was the first?

Tom Olinger:	First, was the level of dispositions?

Bill Sullivan:	Oh yes, you know what, on the disposition front Steve, I don’t believe that we have the sale of the Catellus assets lines up for hopefully first quarter of 2011. The absolute level of other dispositions is not sizeable on either company’s part at this point we will pursue and — and accomplish a variety of land dispositions. Some building dispositions in the culling exercise. But 2011 is not a huge disposition year for either company.

Tom Olinger:	You know and I’ll just point out, Steve, that if you look at our debt maturities, they’re very laddered. We have minimal debt maturities in 2011 and the ones in ‘12 are fairly back-end loaded. We can be very, very patient on how we choose to monetize any of our assets on both sides. Whether that’s exit markets, or assets that we’ve both developed that will ultimately end up in funds. We can be very patient and rest assured we will optimize the value of our assets.

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Walt Rakowich:	And Steve, as it relates — yes, let me — but let Hamid and I take on the land bank. As it relates to land bank, first of all, I’ll hit Japan and Hamid can hit China. I mean the — we have historically not really carried a tremendous amount of land in Japan. It’s very expensive to buy land and bank it. And so what you’ll see us doing in the future together is buying land in Japan and probably putting it directly into production and not really holding it for a long period of time.

The other thing I’d say is what little land bank that we do have left in Japan, I would expect at least on the ProLogis side and I believe the AMB side will probably be chewed up in a very, very short period of time, i.e. 2011.

And Hamid, maybe talk a little bit about China.

Hamid Moghadam:	Yes, that’s essentially right on Japan. We have a site outside of Narita that might take a year or two longer than that, but other than that, I think you’re 100 percent right though Walt.

With respect to China. China will be a net contributor of capital to us because I think our private capital activities there will actually get us some capital back from China. So even if we expand our land bank, it is still going to be a net supplier of capital.

Bill Sullivan:	One more question?

Operator:	Your last question comes from the line of Sri Nagarajan from FBR Capital Markets. Your line is open.

Sri Nagarajan:	Thanks. My — this being the final question, I wanted to kind of broach the subject of leadership, future leadership. Walt, you know obviously your timeline for resignation noted here. But this is a unique merger, a large merger here. You’re aligned as — seems to be a perfect alignment of strategy at least in your mind. What would it take — or what is — what would it take for you to remain at the co helm here?

Walt Rakowich:	Well, I think the plan is in place. Let me just say this, I am working — first of all, I’ve known Hamid for 20 years. OK? And you know it’s funny, when

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you’re competitors you tend to — you tend to you know compete on the playing field. But let me tell you the one thing that I don’t think either of us have ever done is competed in terms of how we talk to each other about — to you guys about each other. I have the deepest respect for Hamid. I have 100 percent confidence that he is going to do a terrific job managing this and I’ve got one singular focus right now, and that is to make sure that this integration is done terrifically, seamlessly and flawlessly and it will be and then in addition to that, to make sure that all of our guys, as well as his guys have the best opportunities in the future to grow and create what I believe will be the best company in the real estate business. I mean we have this opportunity, it’s sitting there. It’s a fast ball, we just have to swing hard and make sure we hit it and we will. And that is going to be my focus in the next 18 months. Thank you for saying that on one hand, but on the other hand, I know what I need to do.

Hamid Moghadam:	Walt, thank you for those sentiments. All I would add to that is that we’ve known each other again for a long time, but the close work that we’ve done together in the period that we’ve been discussing this has even increased my regard for Walt and his team to a whole other level. I mean in terms of integrity — and frankly in terms of the job this guy and his team have done to bring this company back, I think it is nothing short of admirable. And I’m very proud to have him as my partner going forward. I think we’re going to have a good time, I think we’re going to build a great company and it’s all very exciting to me.

Let me also remind you that we will be coming on the mini road show next week and visiting many of you. We’re now focused on our earnings which is going to be on February third. But immediately after that we’re going to hit the road and you’ll have plenty of opportunity to ask further questions.

With that, let me say good bye and thank you for your interest in this merger.

Operator:	Ladies and gentlemen, this concludes today’s conference call. As a reminder, it will be available on replay later this afternoon. If you’d like to listen to the replay you may do so with the same conference ID number 40890903 and if

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you could dial the toll free dial in number for the replay 1 800 642-1687. You may now disconnect.
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